FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2004

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Assistant Company Secretary

Date 12 March 2004

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Media Release	Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 25 February 2004

ANZ confirms 2004 earnings outlook

ANZ today issued a shareholder update confirming it is on track to achieve earnings growth for full year 2004 in line with market expectations of around 9% cash earnings per share growth.*  This excludes expenditure on the integration of The National Bank of New Zealand, which is expected to be concentrated in 2005 rather than this year.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ is performing well despite interchange reform, rising interest rates and the strengthening Australian dollar.  Our progress demonstrates the quality of our underlying businesses, a strong performance culture and the strength of the Australian and New Zealand economies.

“We are very pleased with our acquisition of The National Bank of New Zealand which is transformational and accretive for the Group.  Customer attrition has been negligible and there have been no material financial or risk surprises.

“The acquisition creates the leading banking franchise in all segments in New Zealand, which is an attractive low risk market, and improves the sustainability of the Group’s business mix.  It enriches our capabilities in retail banking, rural banking and small to medium business, which have not been areas of traditional strength in the Group.  Integration planning is well advanced.  As we anticipated, the regulatory and technology aspects are complex.  We continue to expect cost synergies from integration however our main focus continues to be customer retention, franchise development and growth.  Our ANZ branded business in New Zealand continues to improve.

“Credit cards have performed above expectations despite the impact of Reserve Bank of Australia reforms.   We are seeing progress in Personal Banking in Australia where recent Roy Morgan research showed ANZ ahead of the other major banks in customer satisfaction but still below some of the regional banks and our own expectations.  The ING joint venture has continued to show improved performance.  Strong demand in Mortgages however has been offset by the impact of rising interest rates on mortgage margins.  Corporate and Small Business are performing well while in Institutional Financial Services overall performance has been flat, driven primarily by the continued reduction of non-core lending which has reduced higher risk revenue streams.

“We have moved to increase costs as we invest in the customer franchise while maintaining our cost-income ratio at or below 45%.

“In 1998 we began a journey to improve the quality of earnings by reducing risk, particularly by withdrawing from high-risk international markets, and reducing credit concentrations and market risk.  As a result, the expected credit loss rate has been reduced and ANZ now has above average trading earnings, yet with the lowest traded value at risk of the major banks,” Mr McFarlane said.

* Excludes goodwill, net gains arising from significant transactions relating to hybrid capital and adjusting for the bonus element of the rights issue.

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Business Segment Update

Consumer Finance.  Our credit card business is performing well.  Changes to our loyalty programs made in early November following the reforms introduced by the Reserve Bank were well managed and customer reaction has been more positive than we expected.  As planned, the changes have moderated transaction use on loyalty cards and this, assisted by ANZ’s partnership with Diners Club Australia, is significantly lowering overall loyalty expenses.

Corporate and Small-Medium Business.  The Corporate and SME banking businesses are performing strongly.  The middle market and SME sector in Australia remains relatively buoyant and ANZ’s lending volumes at the end of January 2004 were up by more than 20% on January 2003.  We are continuing to grow market share in the SME segment as we invest in growth initiatives such as an increased geographic footprint, broker channels and new services such specialist franchisee banking.

Institutional Financial Services. The performance of this business has been relatively flat.  In the half to date this has been driven primarily by the continued de-risking of the non-core lending portfolio, leading to a reduction in higher risk revenue streams, and the impact of the stronger Australian dollar.  Transaction Services is expected to improve from a subdued second half in 2003.  While Institutional Banking is starting to see improved lending opportunities, the benefits are more likely to be seen in the second half.

Personal Banking Australia.  The business is performing well assisted by the rising interest rate environment, good deposit growth, strong mortgage sales and some increase in customer numbers.  Deposit products are continuing to perform well with volumes at the end of January 2004 up 10% on January 2003.

Mortgages.  As expected in a rising interest rate environment profit will be down as very strong volume growth has been more than offset by margin pressure.  Volumes have remained strong with January 2004 FUM up 20% on January 2003.  More recently there has been a modest slowing in approvals, although this is partly seasonal.

New Zealand.  Our New Zealand businesses are performing in line with expectations - earnings are up materially following the acquisition of The National Bank of New Zealand.  We have been encouraged by the initial staff and customer reaction to the acquisition.  NBNZ has not experienced any adverse trend in customer attrition to date while ANZ New Zealand is performing strongly following a successful brand advertising campaign.  Integration planning is well advanced.  ANZ will provide an update to the market on its New Zealand businesses on 11 March 2004.

Asset Finance.  As expected, the performance of Asset Finance is relatively flat.  Car sales are beginning to slow although the business is continuing to benefit from its new business model and market leadership position.

Wealth Management.  ING Australia, ANZ’s wealth management joint venture, continues to improve its performance and the momentum in this business is encouraging.  Retail FUM grew by 15.8% during the year to December 2003 compared with an industry average growth rate of 13.5% based on Assirt data.

Credit Quality.  Credit quality continues to improve and we are anticipating expected loss rates and specific provision levels to be lower.  Domestic credit quality continues to be sound, reflecting the strength of the Australian and New Zealand economies.  Arrears levels in our consumer businesses remain at very low levels.  Specific provisions from the offshore investment banking portfolio have been low in the half to date. As foreshadowed at our 2003 full-year results, the de-risking in the offshore portfolio and stabilisation of credit conditions may lead to a reduction in the additional economic loss provision charge which has been recognised for the past two years in response to the unexpected level of offshore defaults.

ANZ will report its Interim Results for the period ended 31 March 2004 in Sydney on 27 April 2004.

3

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

Stephen Higgins
Senior Manager Investor Relations
Tel: 0417-379 170
Email: higgins@anz.com

NEWS RELEASE

Sydney, Australia • Monday 1 March 2004

ING Australia posts 50% increase in net profit

Australia’s fourth largest retail fund manager and life insurer, owned 51% by ING Group and 49% by ANZ, has posted a 50% increase* in net profit after tax to $215.4 million for the year ended December 2003.

ING Australia reduced its total expenses by 12.5 per cent to $394.5 million, well ahead of the target outlined at the time of its formation as a joint venture on 1 May 2002.

Highlights were a strong profit result across the life risk portfolio and a rebound in investment earnings.

Paul Bedbrook, who took over as CEO in July 2003 said:

“It’s a good result in what has been a challenging operating environment. Given that investment markets and investor sentiment are recovering we are now well positioned for future growth. Our improved financial management means that any business growth should directly improve the bottom line.

“Since the joint venture was formed we have held market share, substantially reduced our cost base and integrated the respective ING and ANZ operations.  This has been achieved through a period of volatile investment markets, low investor confidence and substantial regulatory change.

“We are now developing a strong channel distribution focus to better leverage our distribution strengths. With a very strong brand, full service capability, and ability to distribute through the bank network, our own dealer groups, other dealer groups and the so-called ‘boutique’ planner groups, we are well placed for the future.

“Our challenge now is to continue to drive efficiencies throughout the company and work closely with our major distribution partners to grow the business.”

Other 2003 business highlights included:

•                  Launched ANZ OneAnswer investment, superannuation and retirement income product suite in June 2003

•                  Very strong inflows of ANZ loan-linked insurance

•                  Transition of ANZ multi-manager funds to ING’s multi-manager Optimix, which now has $4 billion in funds under management and has been included on all major ING and ANZ product platforms

•                  Reorganised sales and distribution structure to leverage major distribution channels

•                  Developed new business model and reorganised ING-owned dealer groups

1

•                  Strengthened risk management and prepared for licensing under the new Financial Services Regime

•                  Established common employment terms and conditions for staff from both ING and ANZ under a new Certified Agreement

Press enquiries: ING Australia

Stephen Sinclair, Corporate Communications Manager, Ph. 02 – 9234 8468

stephen.sinclair@ing.com.au

Note to the editor: * All financial results comparisons to the previous year 2002 are based on annualised results for the eight months following the joint venture’s formation on 1 May 2002.

About ING

ING Australia Limited (ING Australia) is one of Australia’s leading fund managers and life insurers with over $38 billion in assets under management and 2,000 staff. ING Australia is a joint venture between the global ING Group, which owns 51%, and one of Australia’s major banks, ANZ, which owns 49%.

ING Australia provides a broad range of financial products and services through an extensive network of professional financial advisers and financial institutions, including its own financial advice groups.

ING Group is one of the world’s largest wealth managers with more than 60 million customers, $800 billion in assets under management and 115,000 staff. ING Group’s global head office is in Amsterdam, The Netherlands, with operational headquarters around the world including Sydney, Australia.

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Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne, VIC 3000
Phone 61 3 9273 6141
Fax 61 3 9273 6142
www.anz.com

3 March 2004

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY   NSW   2000

Advice of Tentative Dividend Dates 2004 and AGM

Australia and New Zealand Banking Group Limited advises the following proposed dates. These dates may be subject to change.

Interim Dividend

Announcement of Interim Results:	27 April 2004
Ex Date:	14 May 2004
Record Date:	20 May 2004
Payment Date:	1 July 2004

Final Dividend

Announcement of Annual Results:	26 October 2004
Ex Date:	04 November 2004
Record Date:	10 November 2004
Payment Date:	17 December 2004

The Annual General Meeting of the Company will be held in Melbourne on Friday, 17 December 2004.

Tim L’Estrange

Company Secretary

Media Release

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 11 March 2004

New Zealand operations update highlights

ANZ today held a New Zealand Operations Briefing in Auckland to update the market on its recent acquisition of The National Bank of New Zealand (NBNZ) and the performance of its New Zealand businesses.

Managing Director of ANZ New Zealand and Chief Executive of The National Bank of New Zealand, Sir John Anderson said: “We are already seeing how well the dual brand and integration strategy is working with momentum in lending, new customers and high levels of staff satisfaction.”

Key points of the briefing hosted by ANZ Chief Financial Officer, Mr Peter Marriott, and Sir John Anderson were:

•                  ANZ reconfirmed its strong earnings momentum with Group earnings for 2004 expected to be in line with expectations of around 9% cash earnings per share growth.  Credit quality is continuing to improve assisted by lower specific provisions in the Group’s offshore portfolio.

•                  Protecting and building the Group’s franchise in New Zealand is central to integration planning following the acquisition of NBNZ with a very strong focus on customers and customer satisfaction.  Integration is targeted for completion by the end of 2005.

•                  Momentum in New Zealand lending in 2003(1) has continued in early 2004 following the removal of uncertainty regarding the acquisition and management actions to rebuild and grow market share.  Total lending by NBNZ grew at 10.5%, above industry growth of 10% for the year ended December 2003.  After two years of relatively flat lending growth, total lending by ANZ New Zealand grew at 6% as ANZ’s program of management actions began to take effect.

•                  NBNZ has continued to experience growth in net customer numbers in January and February 2004.  This reflects a positive staff and customer reaction to the dual-branding strategy following an initial post-acquisition slow-down in growth in November and December 2004.  ANZ customer acquisition has continued to show some weakness however management actions have been put in place to reinvest in the brand over the longer term including staff training programs and a new ANZ brand advertising campaign launched late in 2003.

•                  Staff satisfaction(2) at ANZ New Zealand has improved from 78% in February 2003 to 86% in February 2004 while NBNZ’s high level of staff satisfaction has been maintained at 85%.  This reflects the removal of uncertainty following the acquisition, enthusiasm about the dual brand structure and the retention of an experienced management team across both franchises.

•                  Despite acquisition uncertainties during 2003, NBNZ recorded a strong underlying performance in the year ended December 2003 with net profit after tax up 12.3% excluding pro-forma and acquisition adjustments.   NBNZ’s earnings for the period were released today in NBNZ’s General Disclosure Statement, which were impacted, by acquisition adjustments and accounting policy changes to conform to ANZ Group standards.

(1) December 2003 General Disclosure Statements

(2) ANZ Snapshot Survey and NBNZ Viewpoint Survey.

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Mr Marriott said the acquisition of The National Bank of New Zealand had been transforming for ANZ creating the leading bank in New Zealand at a good price.

“In the three months since completion overall customer attrition has been negligible, there have been no material financial or risk surprises and we have continued to be impressed by the quality of the business,” he said.

Sir John Anderson said customer and staff reaction to the acquisition, including the dual-branding strategy, had been very positive after some natural initial apprehension.

“We are now over initial concerns about the acquisition and we are focussing on developing our franchise while carefully integrating the two businesses.  It is very pleasing to see the evidence of this now showing through in lending growth, customer acquisition and staff satisfaction.

“We are working though our integration planning and our next step is to commence detailed discussions on technology with the Reserve Bank of New Zealand,” Sir John said.

Details of the presentations made at today’s briefing can be found at www.anz.com.  A financial update on integration will be provided at ANZ’s Interim Results in Sydney on 27 April 2004.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Simon Fraser
Head of Group Media Relations	Head of Investor Relations
Tel: +61-409-655 550	Tel: +61-412-823 721
email: paul.edwards@anz.com	email: simon.fraser@anz.com

Cynthia Brophy	Stephen Higgins
General Manager Corporate Affairs	Senior Manager Investor Relations
The National Bank of New Zealand	Tel: +61-417-379 170
Tel: +64-4-802 2382 or +64-21-832 500	email: higgins@anz.com
email: cynthia.brophy@nbnz.co.nz

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$675,000,000 Floating Rate – A$400,000,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum dated 11 April 2003 previously lodged with ASX on 08 May 2003, and attached Pricing Supplements.

+ See chapter 19 for defined terms.

1

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	New class of securities

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Fixed Rate – 99.236 Floating Rate – 100

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 March 2004

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Number	+Class
Available on request

+ See chapter 19 for defined terms.

2

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Number	+Class
Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non- renounceable?

13	Ratio in which the + securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

3

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

4

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☒	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Number	+Class

+ See chapter 19 for defined terms.

6

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

7

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	Date: 27 February 2004
Company Secretary

Print name:	Timothy Paine

+ See chapter 19 for defined terms.

8

PRICING SUPPLEMENT

[ANZ LOGO]

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 16

Tranche No: 1

AUD 675,000,000 5.00% Fixed Rate Transferable Certificates of Deposit
Issue Price: 99.236 per cent.

ANZ CAPEL COURT LIMITED

(Australian Business Number 30 004 768 807)

ROYAL BANK OF CANADA

(Australian Business Number 86 076 ?40 880)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 0?8 129 613)

Dealers

The date of this Pricing Supplement is 26 February 2004

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 11 April 2003.  This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	18

(ii) Tranche Number:

	(If fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible).	Not Applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$875,000,000

5	(i) Issue Price:	99,236 per cent. of the Aggregate Nominal Amount

	(ii) Net Proceeds:	$???,843,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	2 March 2004

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	2 March 2009

9	Interest Basis:	6.00 Per cent. per annum Fixed Rate (Further Particulars specified Below)

10	Redemption/Payment Basis:	Redemption at Par

	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.00 per cent. per annum payable semi-annually in arrears

	(ii) Interest Payment Date(s):	2 March and 2 September in each year commencing 2 September 2004

	(iii) Fixed Coupon Amount[(s)]:	$30 per $1,000 on each interest Payment Date

	(iv) Broken Amount(s):	Not Applicable

1

	(v) Business day Convention:	Following Business Day Convention

	(vi) Day Count Fraction:	R?A Bond Basis

	Other terms relating to the method of calculating Interest for Fixed Rate Securities:	Not Applicable

	(viii) Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions	Not Applicable

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24	Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Data(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	ANZ Capital Court Limited (Land Manager and Dealer)

Royal Bank of Canada UBS AQ, Australia Branch (Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHC2

2

36	Common Code	ANZHC

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement enterprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 2 March 2004.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:	/s/ [ILLEGIBLE]	By:	[ILLEGIBLE]
	Duty Authorised Signatory		Duty Authorised Signatory

3

PRICING SUPPLEMENT

[ANZ LOGO]

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 17

Tranche No: 1

AUD 400,000,000 Floating Rate Transferable Certificates of Deposit
Issue Price: 100 per cent.

ANZ CAPEL COURT LIMITED

(Australian Business Number 30 004 768 807)

ROYAL BANK OF CANADA

(Australian Business Number 89 076 940 880)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 0?8 129 613)

Dealers

The date of this Pricing Supplement 26 February 2004

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the information Memorandum dated 11 April 2003.  This Pricing Supplement must be read in conjunction with the information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	17

	(ii) Tranche Number:	1

	(If fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$400,000.00

5	(i) Issue Price:	100 per cent, of the Aggregate Nominal Amount

	(ii) Not proceeds:	$400,000.00

	Specified Denomination(s):	$1,000

	(i) Issue Date:	2 March 2004

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	2 March 2009

9	Interest Basic:	3 month BBSW - 0.17 per cent Floating Rate (Further particulars specified below)

10	Redemption Payment Basis:	Redemption at Par

11	Change of interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Not Applicable

17	Floating Rate Security Provisions	Applicable

	(i) Interest Period(s) Interest Payment Dates/Interest Period Date if not an Interest Payment Date:	3 months

	(ii) Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(iv) Calculation Agent responsible for calculating the Rate(s) of interest and interest	ANZ Investment Bank

Amount(s):

(v)	Screen Rate Determination:	Applicable

?	Reference Rate:	3 month BBSW

Interest Determination Date(s):	The first day of each Interest Period

Relevant Screen Page:	?? screen page BBSW

(vi)	Margin(s):	+ 0.17 per cent, per annum

(vii)	Minimum Rate of Interest:	Not Applicable

(viii)	Maximum Rate of Interest:	Not Applicable

(ix)	Rate Multipler	Not Applicable

(x)	Day Count Fraction:	Actual/365

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding National Amount

24	Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons of on Event of Default and/or the method of calculating the same (if required or if different from that ?? out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions ?? to Interest payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Data(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

2

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	ANZ Capel Court Limited (Lead Manager and Dealer)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional ?? restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	ISIN:	??

36	Common Code	ANZH?

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LIFTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 2 March 2004.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the ??

By:	/s/ [ILLEGIBLE]	By:	[ILLEGIBLE]
	Duty Authorised Signatory		Duty Authorised Signatory

3

11 March 2004

New Zealand

Operational Briefing

The National Bank

Agenda

Welcome	Simon Fraser

New Zealand Economic Review	John McDermott

Introduction	Peter Marriott

Strategic Overview	Sir John Anderson

Operational Overview	Steven Fyfe

NBNZ Branch Banking	Henry Ford

Business Banking	Craig Sims

Rural Banking	Charlie Graham

Integration	Grahame Miller

NBNZ GDS, Conclusion and Q&A	Peter Marriott

11 March 2004

New Zealand
Operational Briefing

New Zealand Economic Review

John McDermott

Chief Economist, NBNZ

The NZ economy: a quiet success over the last decade

But this economic strength is not just a new phenomenon.  Apart from 97/98 drought and the fallout from the ‘Asian’ crisis, New Zealand’s economic cycle has been close to that of Australia’s over the past decade.

Source: Stats NZ, Gross Domestic Product, RBA, Gross Domestic Product

NZ has been one of the leading economies over the past 10 years

When compared other advanced countries over the past decade, New Zealand has been in the top half, in terms of economic growth.

Source: OECD

The rural sector is a key driver of the New Zealand economy

The direct contribution of New Zealand’s rural sector to the rest of the economy is approximately 13%.  However, the indirect and induced contribution is about this much again, illustrating the significance of the rural sector to New Zealand’s economic performance.

Source: Statistics NZ, Gross Domestic Product

Australian primary sector is of comparable size

The size of the primary sectors in Australia and New Zealand are similar in contribution to total output.  But the mix of commodities within the two are very different.

Source: Reserve Bank of Australia

Therefore, commodity prices are a prime driver of the economy

From late-1999 the value of New Zealand’s commodity basket rose strongly in world price terms.  Higher commodity prices benefited rural incomes, which in turn initiated a strong economic expansion.  A low exchange rate over 1999 to 2003 accentuated this boom.

Source: ANZ, NZ Commodity Price Index

Employment growth has been supported by the commodity boom

With rising incomes and a low currency (making labour relatively cheap when compared to imported capital), the prospering rural and business communities fed through into the remainder of New Zealand.  This contributed to rising employment levels.

Source: Statistics NZ, Household Labour Force Statistics

Strong job prospects made NZ an attractive destination as well as a good place to stay

Strong economic growth has made finding new employees increasingly difficult for employers, despite a surge in the number migrants adding to the size of the labour force.

Source: Stats NZ, External Migration, NZIER, Survey of Business Opinion

…which has fuelled strong housing demand

The surge in the number of net migrants to historical highs has pushed up the demand for housing.  Consequently, the price of houses has risen steeply.

Source: QVNZ

… and thus contributed to an expansion in credit growth

Higher demand for housing and upgrading requires furnishings.  Thus, householders’ credit has also grown strongly over the past 18 months.

Source: RBNZ, Private sector credit ex repos

The outlook is that eventually the strength of the NZ dollar relative to the US dollar will slow the economy

The exchange rate acts as a buffer on the economy.  As economic growth has risen above trend, so the exchange has risen above it’s estimate of ‘trend’ (fair value).  This appreciation will act as a anchour for growth, pulling economic growth back towards ‘average’ levels.

Source: NBNZ.  Fair value is based on a model of economic fundamentals, such as commodity prices, terms of trade, current account balance and interest rate differentials.

… and a more normal, but still robust, growth rate will return

The reversion to trend is also anticipated in specific, but high profile, indicators.  Dairy Company payouts gain significant local media attention as the rural sector is such a large component of the New Zealand economy.  Although dairy payouts are expected to fall in 2005, the payments are back at more ‘normal’ levels, following surges in 2001 and 2002.

Source: Livestock Statistics, The average dairy company total payout (per kilogram of milksolids) received by dairy farmers from seasonal supply dairy companies, NBNZ  * Estimate  # Forecast

… The Government has money to spend on infrastructure

The strong economic growth of the previous years has built up a strong tax take for the Government.  As the economy slows, the Government has the ability to ease fiscal policy in order to offset the economic slowdown.

Source: The Treasury, *  Crown Revenue minus Crown Expenses

Key macroeconomic forecasts

Calendar years	2003	2004	2005	2006

Real GDP (aapc)	3.5	2.8	2.1	3.1

Unemployment Rate (Dec qtr)	4.6	4.8	5.2	4.9

CPI inflation	1.6	1.9	2.4	2.0

TWI	63.9	65.2	57.3	58.8

90 day bank bill rate	5.3	5.6	5.8	6.1

Current Account Balance (1)	-4.8	-5.7	-5.5	-4.8

Govt. Operating Balance (1, 2)	1.5	4.3	3.6	2.1

(1) Percent of GDP, (2) Refers to the June fiscal year.  Underlying assumptions of these forecasts can be found in the Quarterly Economics Forecasts, found at http://www.nbnz.co.nz/economics/forecasts/

New Zealand’s terms of trade have improved in the last decade

It is well known that New Zealand’s relative economic growth per capita has declined over the post-war era.   In part, this can be attributed to the observed secular decline in New Zealand’s terms of trade.  However, the terms of trade decline has arrested over the past decade and thus New Zealand’s long-term prospects have improved.

Source: Statistics NZ

Summary

• The NZ economy has been one of the world’s leading economies over the last decade

• NZ is a low risk economy	The NZ economy is coming off a cyclical boom and reverting back to normal but still robust growth levels

• Strong commodity prices have been a prime driver of economic growth

• A strong employment market has fuelled increased housing demand driving recent credit growth

• Government spending on infrastructure is expected to support economic activity

11 March 2004

New Zealand

Operational Briefing

Introduction

Peter Marriott

Chief Financial Officer

ANZ’s strong earnings momentum

•                  FY04 earnings is in line with expectations of around 9% cash EPS growth*

•                  Strong performance across our portfolio of specialist businesses

•                  Credit quality continues to improve assisted by low specific provisions in our offshore portfolio

•                  Cost to income ratio at or below 45% - increasing investment in our customer franchise

* Excludes goodwill, net gains arising from significant transactions relating to hybrid capital and adjusting for the bonus element of the rights issue.

ANZ - Specialist capabilities;  Leading market positions

ANZ has a strong platform for the future:	This platform is building a leading franchise:

• Unique specialisation strategy	• The leading bank in New Zealand

• Sustainable business portfolio	• The leading bank in the South Pacific

• World leading efficiency	• The leading Australasian bank in Asia

• First mover cultural transformation	• Leading positions in Australia:

• Stable, well-regarded management	• Institutional

• Reduced risk exposure	• Corporate

NBNZ acquisition is a key step towards domestic leadership	• Cards

• Esanda

National Bank of New Zealand: A very different acquisition

•              Transforming for ANZ at a modest price

•              New Zealand - a high return, low risk market

•              Creates the leading bank in New Zealand

•              Approx. 28% of ANZ NPAT now derived from NZ

•              Business model developed to leverage the “best of both banks”

•              Dual brand strategy and integration designed to minimise customer attrition

•              Working closely with RBNZ to meet its requirements for the banking industry

•              Initial customer and staff reaction more positive than expected

•              Financial update on integration on 27th April

Source:*International Monetary Fund

# 5 top NZ banks for 2002

^ 4 top Australian banks for 2003

11 March 2004

New Zealand

Operational Briefing

Strategic Overview

Sir John Anderson

Chief Executive Officer, The National Bank of New Zealand Limited &

Managing Director, ANZ Banking Group (New Zealand) Limited

The National Bank of New Zealand: Strategic Overview

1.              Introduction

2.              The NBNZ story

3.              Current Status

4.              Future Outlook

5.              Management Team

11 March 2004

New Zealand

Operational Briefing

Operational Overview

Steven Fyfe

Chief Operating Officer (designate)

NBNZ maintains a clear strategic focus

• Core Banking

• Excelling in Customer Service

• Relationship Banking

• Consistent Brand Values

• Leveraging NZ scale to drive efficient infrastructure

*Source - ACNielsen Consumer Finance Monitor

NBNZ has undergone a significant transformation consistent with our focus

NBNZ market share has grown from	…driven by a combination of acquisition
9% in 1990 to 21% in 2003…	and market share growth

We have a proven track record of successful integrations

•                  We have successfully integrated both Rural Bank and Countrywide

•                  Since 1998, following the integration of Countrywide we have grown Market Share

•                  We have driven substantial income growth (CAGR 8.3% 1998-2003) whilst significantly reducing Cost to Income

	NBNZ/CW Pro-forma* 1998	NBNZ Actual** 2003

Income	966	1,441
Costs	610	584
Provisions	33	34
NPBT	323	823

CTI	63%	41%

*   Merger Baseline: NBNZ and Countrywide combined for 12 months to 31/12/98

** NBNZ Results to 31 December 2003, normalised for ANZ acquisition adjustments

Quality loan portfolio, with low provisioning

•                  More than 80% of the portfolio is secured by real estate

•                  Loan losses have averaged 0.10% since 1990

NBNZ continued its business momentum in 2003, and ANZ growth rebounded

•                 NBNZ’s total lending increased 10.5% in 2003, ahead of the market average (10%)

•                 ANZ’s total lending grew 6.0% after two years of flat growth reflecting new market and management initiatives in 2003

Source: December General Disclosure Statements

… and we are seeing a positive trend in terms of net customer acquisition

Our people are engaged, and satisfaction levels are strong

•              Satisfaction levels measured in February 2004 remain strong after a period of uncertainty

•              Our people are enthusiastic about the dual branding structure

•              Appointment of Sir John Anderson has been well received

•                  We have devoted substantial resources to engaging staff in both banks:

•                  significant investment in change management training for staff and managers

•                  implemented intensive two-way communication processes to keep staff fully informed

•                  staff satisfaction survey completed, and ongoing pulse surveys

* Based on ANZ Snapshot Survey and NBNZ Viewpoint Survey

Summary

•	We have a clear strategic focus

•	NBNZ has a strong financial track record
A history of success, and well placed to deliver into the future
•	We have a history of successful integrations

•	Customer and growth trends are encouraging

•	Our people are engaged

11 March 2004

New Zealand

Operational Briefing

Retail Banking

Henry Ford

General Manager, Branch Network NBNZ

ANZ and NBNZ are well positioned in the retail banking market

ANZ and NBNZ Retail Banking

•              Provides services to all customers of the Bank

•              Delivers full suite of retail banking products including Credit Cards and Insurance

•              Combined group has 1.9m retail customers

•              Includes 303 branches and 3 contact centres

•              including 8 specialist “face to  face” outlets that deliver sales in “Mall hours”

•              We employ 5300 staff

NBNZ branches – a distinctive proposition

NBNZ Retail Banking has experienced strong growth

•              We have consistently grown Home Loan FUM

•              Growth in last 12 months slightly below market

•              Slowdown in deposit growth in line with market

•              Retail deposits up 5.6% in year to January ’04, against market growth of 5.2%

We have a track record in growing market share

*Source – ACNielsen Consumer Finance Monitor

# - 5 month period

Strong staff satisfaction has significantly influenced customer satisfaction

•              Staff satisfaction in the retail bank continues to reach record levels

•              All components of the business delivering increased satisfaction levels

•              NBNZ continues to hold a market leading position in customer satisfaction

•              ANZ making strong increases in customer satisfaction

*Source – ACNielsen Consumer Finance Monitor, based on calendar year

A simple but effective strategy

A combined focus on staff, customer and processes ensures a successful strategy

STAFF	CUSTOMERS	PROCESS

• Recruit the “right” staff to deliver NBNZ service proposition complaints resolution	• Detailed understanding of customer behaviour	• Strong focus on customer service programs, including

• Identify and nurture effective leaders patterns	• Strategy tailored to exploit behavioural	• Significant investment in capacity planning, to ensure staff never over burdened

• Investment in staff skills development	• Seamless customer service between channels

• Remuneration tied to skills level, team and individual performance	• Customer ownership at point of contact..no “historic” ownership	• Do not try and deliver too much – ensuring “superior service”

Focus is upon	Understand and	Understand and
sincerity of	meet customer	control our
service	requirements	environment

Well positioned to overcome our integration challenges

Our focus is to minimise disruption to maximise retention

Risks	Key Focus	Opportunities

Customers	• Two brand strategy will ensure minimal disruption to customer service • Current strategy not impacted by integration	• Two brands – ongoing shared learning • Shared access to infrastructure i.e. ATM’s • Provide genuine choice to customers

Staff	• Minimal impact of staff. • Frontline staff unchanged. • Strategic focus on “right” people and nurturing leaders unchanged	• Leverage off training programs and remuneration and incentive structures • Career development opportunities within ANZ group

Processes	• Detailed planning and testing to ensure that systems and process changes have minimal business impact	• Common banking operations and support functions generating cost savings

Summary

• A distinctive and market leading franchise

• A simple, well executed strategy delivering results	A distinctive retail franchise, well placed to continue growing

• A track record in growing market share

• We focus on our people, who in turn deliver the highest level of customer satisfaction

• The integration plan and business model going forward will maximise revenue opportunities

11 March 2004

New Zealand

Operational Briefing

Business Banking

Craig Sims

General Manager, Business Banking

The SME sector is increasing in size and ANZ & NBNZ are well positioned

New Zealand SME Market

•              270,000+ Small-Medium enterprises

•              Small businesses account for 30% of New Zealand’s economic activity

•              92% of firms employ <10 people

•              Largely owner operated

* Source: Statistics New Zealand February 2003

ANZ & NBNZ Representation

Combined, ANZ & NBNZ represents

•              ~40% market share in all major geographic regions

•              Industry concentration is widely spread

•              79 points of representation

•              446 sales staff

Note: ANZ and NBNZ Business units are not homogeneous due to differing segmentation criteria

Our customers are satisfied, and this has helped grow our market share

*Source – ACNielsen Small Business Banking Monitor; businesses up to $2.5m turnover only #Customer satisfaction reported from 2002 only due to a change to the data series.

Growth in share is helping drive strong financial momentum

•                  Strong book growth has contributed to 9 - 10% revenue growth across both business units in 2003

•                  Lending primarily secured by residential mortgages

Our strategy is built around customer relationships

STAFF	CUSTOMERS

• Recruit the right staff	• Providing customers with a choice of 3 levels of relationship (offers)

• Invest in business skills development	• Dedicated relationship manager

• Significant investment in frontline staff	• Focus on Value added services i.e. planning and support tools

Thinking and acting like a business owner	Helping business succeed

Franchise Investment

•	Constant re-engineering of systems and processes

•	Significant investment in marketing and promotional material

We are well positioned to deal with integration challenges and take advantage of the opportunities that arise

Risks	Key focus	Opportunities

Customers	• Retain two brand strategy • Separate integration from business as • Minimise change at frontline and retain relationships where possible • Ensure key messages are communicated	• Bringing NBNZ’s customer focus to a wider ANZ customer base • Extending our market reach through a two brands strategy at customer touch points • Enhanced product choice

Staff	• One Leadership structure and common core values across both brands • Keep staff informed • Provide clear direction, personal development and career opportunities • Sharing of expertise across brands	• Staff development through skills transfer • Further investment in staff - increase headcount and level of expertise

Processes	• Identify and implement best practise from both businesses • Work collaboratively with all service providers	• Leveraging “best” systems and processes enhancing customer service • Knowledge sharing with Australian business to ensure industry best practice

Summary

• The Business/SME market is a growing, highly attractive market

• NBNZ has a leading position in this market, ANZ has seen improvement from a low base
The outlook for the sector is positive and we are well placed to benefit
• Our success driven by a superior customer service proposition and ensuring staff are highly skilled and satisfied

• We are aware of the challenges posed by the integration, and have clear plans to deal with them

• The integration presents some exciting opportunities for the business

11 March 2004

New Zealand

Operational Briefing

Rural Banking

Charlie Graham

General Manager, Rural Banking

The rural sector is a large component of the NZ economy

ANZ & NBNZ Representation

•              Combined, ANZ & NBNZ consists

•                  19,500 customers in all major geographic segments

•                  28 points of representation

•                  357 fulltime employees

•                  344 front line staff

ANZ & NBNZ Sector Concentration

•              ANZ and NBNZ have strong representation in the Dairy, Sheep and Beef industries

•              Sector concentrations reflect the national agricultural debt profile

*Source –Statistics NZ/NBNZ estimates

NBNZ has strong financial momentum; ANZ performing well from low base

*ANZ Rural business was combined with retail in 2001, rural specific metrics were not available

NBNZ’s strong market presence justifies a single brand model

•              NBNZ is a clear market leader with strong sector momentum

•              ANZ market share lags

•              Single brand franchise most feasible option

•              Both NBNZ and ANZ seeing increased customer satisfaction

•              Level of excellent service increasing for both franchises

*Source – ACNielsen Rural Banking Monitor

ANZ customers will benefit from NBNZ’s proven successful strategy

STAFF	CUSTOMERS	PROCESS

• Recruit people with empathy for the rural sector	• Strong, personalised customer relationships,	• A strong credit culture and robust processes resulting in minimal provisions

• Highly trained sales and support staff	• Delivering high customer satisfaction	• Innovative products and services

• Specialisation of staff roles where required	• Ensuring minimal customer attrition	• Targeted marketing

• Market information leads to sales competitiveness

Staff who understand the sector	Knowing the customer	Benefits of scale

We are well positioned to deal with integration challenges and take advantage of the opportunities that arise

Risks	Key focus	Opportunities
Customers	• Clearly defined single brand model (NBNZ) ensures rapid integration, minimising customer impact	• ANZ customers will benefit from NBNZ’s service proposition and sector experience
	• Relationship staff continue to look after ‘their’ customers	• Single brand generates synergy benefits and greater efficiency
• Consistent approach to credit policy

Staff	• One leadership structure	• Staff to benefit from increased scale and presence
	• Clear sense of purpose and direction	• Increased potential for training and knowledge sharing
• Comprehensive training for all staff to be implemented as part of the integration process

Processes	• Utilisation of NBNZ operating model and processes	• More volume going through established infrastructure

Summary

• The rural sector is a large component of the NZ economy

• NBNZ is the market leader in this segment with 38% market share; combined market share will be 45%*
Continued business momentum
• NBNZ success driven by strong customer relationships and developing highly skilled staff

• Through the rapid adoption of the NBNZ model we are well positioned to overcome any integration challenges

* Source: RBNZ M3

11 March 2004

New Zealand
Operational Briefing

Integration

Grahame Miller

Head of Integration

Integration is focused on creating the leading bank in New Zealand

•	We have found the right partner at an attractive price

•	Post merger management is our key focus

•	A 1% change in revenue is equivalent to ~20% of cost synergies* –protecting and building the franchise is critical

•	Our integration objectives reflect this, with a very strong focus on the customer

Source: A. T. Kearney Global PMI Survey (1998)

* Based on prospectus cost synergies

The customer is at the heart of our integration objectives

Integration Objectives	Key Principles
Customers
• Retain the combined customer base and market share, by leveraging the strengths of both organisations	In decision trade-offs regard for the customer will be the overriding principle
• Achieve market leading customer satisfaction ratings across all brands

Staff	Employees will be treated in an open and honest fashion and will be kept informed of the progress of the integration
• Create the best possible place to work

Shareholders	Pursue practical solutions that achieve rapid results whilst maintaining quality objectives A business as usual focus
• Integrate the businesses carefully and as quickly as possible, targeting integration by end 2005
• Deliver the maximum revenue and cost synergies possible, without disruption to the customer base
• Deliver a cost effective platform

A number of key milestones have been achieved

1.              Program Management – process and infrastructure established

2.              Organisational Structure – key management for the merged entity has been designated

3.              Business Model – agreement and buy-in from new management on new business model

4.              Technology – choice of systems agreed and communicated; integration planning underway

5.              Integration Planning – high level planning complete.  Direction agreed on business model, structures, key people, technology set, products, customer segmentation, etc. Detailed planning well advanced (due for completion in April). Implementation can proceed upon receipt of RBNZ approval to amalgamate.

Full integration on track for second half 2005

Targeted Timeline

• Acquisition announced	•	Acquisition completed	•	Workstream planning completed	•	Legal amalgamation (subject to Reserve Bank approval)	•	Non technology integration completed	•	Systems conversion complete

• Workstreams mobilised	•	Transitional management structure announced			•	Management Integrated	•	Complete systems detail design	•	All business integration complete

	•	Integration principles agreed with regulator			•	NZ Board(s) approves integration and strategic plan	•	Complete non-customer systems integration

	•	Integrated with group financial accounting processes			•	Group Board meeting in NZ- review integration plan

Dialogue with the RBNZ continues

RBNZ powers

•                  The RBNZ gained new regulatory powers in late 2003

•                  These powers apply to the banking industry broadly, not just ANZ/NBNZ. For ANZ, the primary issue is the RBNZ concern about “hollowing out”

Amalgamation the next step

•                  The next step to progressing integration is to obtain RBNZ approval for “Amalgamation”. Legal amalgamation is an important step, with the RBNZ restricting any substantial merging activities prior to amalgamation

•                  We are about to commence detailed discussions with the RBNZ on technology and are confident our approach will meet their needs

•                  We will be ready to amalgamate as soon as RBNZ approval is obtained

RBNZ requirements

•                  RBNZ has stated that prior to approving amalgamation they want a significant level of comfort in four areas:

•                  Outsourcing/ Off-shore provision of functions and systems

•                  Director & Senior Appointments

•                  Governance

•                  Capital Requirements

•                  These are industry issues, and would need to be dealt with in any case by ANZ and NBNZ irrespective of the merger

Technology represents the core component of integration costs

* Indicative, and subject to finalisation of integration plans

Decisions on technology reflect trade-offs between potential cost synergies and capabilities needed to build franchise

• Systems to be ANZ core suite
• eg Hogan
• Decisions involve trade- offs between maximising cost synergies and maximising revenue synergies
• New Zealand version of ANZ core suite will accommodate product and customer features of NBNZ systems to minimise customer disruption
• Success of the integration is far more heavily leveraged to revenue maximisation, and decisions reflect this
• We will retain a number of NBNZ front end systems to minimise staff and customer impact
• eg internet banking, DirectLink, SDA branch system	• 1% revenue growth equivalent to ~20% cost synergies
• Where appropriate, we will roll these systems out to the ANZ network, to maximise inter-operability

Summary

•	Integration is focused on the customer, and we have been successful to date

•	Focus is growing revenue

•	We are well advanced in planning	This integration is different

•	Next milestone is legal amalgamation

•	We have a team that has demonstrated success in managing integrations, while growing revenue

11 March 2004

New Zealand

Operational Briefing

NBNZ General Disclosure Statement

Peter Marriott

Chief Financial Officer

Strong performance by NBNZ, up 12.3%

Excluding Acquisition Related Adjustments and Excluding One off Items			V Dec 02

•	NPAT	NZ$565m	12.3%

•	Net Interest Income	NZ$1,049m	7.4%

•	Operating Expenses	NZ$593m	1.2%

•	Specific Provisions	NZ$28m	large

Including Acquisition Adjustments

•	NPAT	NZ$296m	large

Adjustments to results to reflect underlying performance

NBNZ’s December 2003 GDS results are impacted by the following:

1.              Completion Accounts

•                  A number of adjustments were agreed as part of the Share Sale Agreement.  These adjustments impact NBNZ’s profit and loss in the period to 31 December 2003

2.              Fair Value Adjustments

•                  As a result of the sale, the fair value  of all assets and liabilities of NBNZ was reviewed by ANZ.  This resulted in a number of fair value adjustments that have been posted in the NBNZ accounts

•                  The fair value adjustments impacted NBNZ’s December 2003 reported financial performance.  However, on consolidation into ANZ (NZ) these fair value changes are reversed out of the profit and loss statement, and shown as balance sheet adjustments to goodwill

3.              One off transactions during the year

•                  Significant one off transactions have been adjusted so underlying performance is clear.  These are as per the prospectus plus one off items in the fourth quarter

4.              Accounting Policy Changes

•                  NBNZ’s accounting policies have been brought into line with ANZ group policies

Strong underlying performance impacted by fair value adjustments

\

NBNZ accounting adjustments

Completion Account Adjustments*	NZ $m (pre tax)
• Superannuation contribution to cover shortfall in defined benefit scheme	(64)

	(28)
• Additional provision for future staff retirement allowance
	(12)	(104)
• Market valuation of land and buildings

Fair Value Adjustments

• Depreciation adjustment to certain assets to bring in line with ANZ rates	(11)

• Restructuring, impairment and vacant premises costs, representing best estimate of NBNZ exit costs	(22)

• Net Provisioning, including General Provision	(231)	(264)

• based on APRA guidelines of at least 0.5% (after tax) of RWA’s measured under APRA rules

• Tax provision ($20m)

*booked to NBNZ’s profit and loss prior to completion

NBNZ accounting adjustments

One Off Items	NZ $m (pre tax)

• Non-recurring provision releases	31

• Adoption of ANZ accounting policies for ELP	(6)

• Acquisition expenditure incurred by Lloyds TSB	(8)

• Statistical provisioning recognised by NBNZ in the first half	(16)

1

*booked to NBNZ’s profit and loss prior to completion

NBNZ accounting policy changes

NBNZ have made the following significant accounting policy changes to align with ANZ policies:

Economic Loss Provisioning

•                  The adoption of ELP methodology for recognition of loan losses. The ELP charge for NBNZ for December 2003 is 25 basis points.

Mortgage Broker Commissions

•                  Commissions paid to third party mortgage originators will be capitalised and amortised over the average life of the mortgage loan, currently 4 years.  NBNZ has been expensing these commissions up front.

•                  Forecast benefit in FY04 is estimated at NZ$11 million before tax.

Note - all changes are consistent with New Zealand and ANZ group accounting standards.

Goodwill on acquisition

	Prospectus	Actual	Comments
	A$m	A$m

Purchase Price	4,940	4,848	• Movements from exchange rate movements and hedging
			• acquisition costs currently $9m less than estimated in prospectus

LESS NTA Purchased	(1,790)	(1,913)	• Additional retained earnings, less amounts charged to P&L under share sale agreement

ADD Fair Value Adjustments	133	172	• General Provision net of releases $135m ($133m in prospectus)
			• Depreciation, restructuring and other minor adjustments

Goodwill*	3,283	3,107	• Includes existing goodwill of $417m relating to Countrywide purchase
			• Goodwill will be amortised in line with Australian Accounting Standards

* subject to finalisation of completion accounts with Lloyds TSB

2H03 underlying performance impacted by margin compression, timing of specific provisions and unusually high 1st half institutional fees

NZ $m (underlying performance)*

	FY02	1H03	2H03	FY03	YoY Change (%)

Net Interest Income	977	525	524	1,049	7.4

Other Income	357	193	185	378	5.9

Total Income	1,334	718	709	1,427	7.0

Operating Expenses	(586)	(291)	(302)	(593)	(1.2)

Operating Profit	748	427	407	834	11.5

Provisions	(39)	(7)	(21)	(28)	28.2

NPBT	709	420	386	806	13.7

Income Tax	(206)	(122)	(119)	(241)	(17.0)

NPAT	503	298	267	565	12.3

*This table excludes items on pages 70 & 71

11 March 2004

New Zealand
Operational Briefing

Conclusion

Peter Marriott

Chief Financial Officer

Conclusion

•                  NBNZ acquisition is transforming for ANZ creating New Zealand’s leading bank

•                  A different type of acquisition – focus is on customers

•                  Customer attrition has been negligible

•                  Staff satisfaction at both banks is high

•                  Key foundation for a successful acquisition: the right partner at a fair price

•                  Detailed integration planning is well-progressed with a number of key milestones achieved

•                  We are confident our approach will meet the RBNZ’s requirements

•                  We will be ready to amalgamate as soon as RBNZ approval is received